Exhibit 99.1

Autohome Inc. Announces Cash Dividend and Amendment to Dividend Policy

NEW YORK, December 12, 2023 – Autohome Inc. (NYSE: ATHM; HKEX: 2518) (“Autohome” or the “Company”), the leading online destination for automobile consumers in China, today announced that the Company’s board of directors (the “Board”) had approved a cash dividend of US$1.15 per ADS (or US$0.2875 per ordinary share) payable in U.S. dollars (the “Dividend”) to holders of ADSs and ordinary shares of record as of the close of business on December 29, 2023, New York Time and Beijing/Hong Kong Time, respectively. The aggregate amount of the Dividend will be approximately RMB1 billion. For holders of ordinary shares, in order to qualify for the Dividend, all valid documents for the transfer of shares accompanied by the relevant share certificates must be lodged for registration with the Company’s Hong Kong branch share registrar, Computershare Hong Kong Investor Services Limited, at Shops 1712-1716, 17th Floor, Hopewell Centre, 183 Queen’s Road East, Wanchai, Hong Kong no later than 4:30 p.m. on December 29, 2023 (Beijing/Hong Kong Time). The Dividend is expected to be paid to holders of ordinary shares and ADSs (through the depositary bank and subject to the terms of the deposit agreement) on or around March 27, 2024.

In light of Autohome’s strong cash balance and healthy cash flow, the Board also approved an amendment to its dividend policy, pursuant to which the Board intends to declare a cash dividend semi-annually from 2024 to 2026. The total yearly cash dividend is expected to be no less than RMB1.5 billion with the exact amount to be determined by the Board based on the Company’s then financial performance, cash position, and applicable foreign exchange laws and regulations in China, among other factors.

Mr. Craig Yan Zeng, the Chief Financial Officer of the Company, commented, “The declaration of a cash dividend and the amendment to our dividend policy reflect our robust cash position, strong cash flow and confidence in our future growth prospects. As we head into 2024, we will continue to focus on delivering value to our shareholders.”

About Autohome Inc.

Autohome Inc. (NYSE: ATHM; HKEX: 2518) is the leading online destination for automobile consumers in China. Its mission is to relentlessly reduce auto industry decision-making and transaction costs driven by advanced technology. Autohome provides occupationally generated content, professionally generated content, user-generated content, and AI-generated content, a comprehensive automobile library, and extensive automobile listing information to automobile consumers, covering the entire car purchase and ownership cycle. The ability to reach a large and engaged user base of automobile consumers has made Autohome a preferred platform for automakers and dealers to conduct their advertising campaigns. Further, the Company’s dealer subscription and advertising services allow dealers to market their inventory and services through Autohome’s platform, extending the reach of their physical showrooms to potentially millions of internet users in China and generating sales leads for them. The Company offers sales leads, data analysis, and marketing services to assist automakers and dealers with improving their efficiency and facilitating transactions. Autohome operates its “Autohome Mall,” a full-service online transaction platform, to facilitate transactions for automakers and dealers. Further, through its websites and mobile applications, it also provides other value-added services, including auto financing, auto insurance, used car transactions, and aftermarket services. For further information, please visit https://www.autohome.com.cn.

Safe Harbor Statement

This press release contains statements that may constitute “forward-looking” statements pursuant to the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will”, “expects”, “anticipates”, “future”, “intends”, “plans”, “believes”, “estimates” and similar statements. Statements that are not historical facts, including statements about Autohome’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement. Further information regarding these and other risks is included in Autohome’s filings with the SEC and announcements on the website of the Hong Kong Stock Exchange. All information provided in this press release is as of the date of this press release, and Autohome does not undertake any obligation to update any forward-looking statement, except as required under applicable law.

For investor and media inquiries, please contact:

In China:

Autohome Inc.

Investor Relations

Sterling Song

Investor Relations Director

Tel: +86-10-5985-7483

E-mail: ir@autohome.com.cn

Christensen China Limited

Suri Cheng

Tel: +86-185-0060-8364

E-mail: suri.cheng@christensencomms.com